                    1997 Yellow Corporation Annual Report


[COVER PICTURE OF CUSTOMER SERVICE REPRESENTATIVE, TRACTOR-TRAILERS, MOBILE DATA TERMINALS, COMPUTERS, WHEEL, LOGO, GLOBE, ETC.]

FORTUNE recognizes success. The magazine's new list of America's Most
Admired Companies describes Yellow as "this year's biggest gainer," posting a 31 percent jump in its image score.

Innovation. Service. Quality. And Value. Virtues of the admired, and pillars of Yellow.

[FULL PAGE PICTURE OF U-TURN SIGN]

THE EARNINGS-PER-SHARE U-TURN

Yellow Corporation
1997 Revenue Contribution

76% - Yellow Freight System, Inc.
14% - Preston Trucking Company, Inc.
9%  - Saia Motor Freight Line, Inc.
1%  - WestEx, Inc.

Family of Operating Companies

SERVICES:                                              PROFILE:

YELLOW FREIGHT SYSTEM, INC.
National LTL                                           24,000 employees
International LCL / FCL                                381 terminals
Express LTL                                            300,000 customers
Rail intermodal                                        8,800 tractors / 35,000 trailers
Heavy load / truckload                                 Delivered 8.6 million tons of freight in 1997
Chemical LTL                                           Web address: http://www.yellowfreight.com
Trade shows & exhibits
Integrated logistics
Information technology services

PRESTON TRUCKING COMPANY, INC.
Regional LTL - Northeast and Upper Midwest             5,700 employees
Overnight & second-day delivery                        62 terminals
Guaranteed expedited service                           190,000 customers
Canadian service                                       2,200 tractors / 6,300 trailers
                                                       Delivered 2.4 million tons of freight in 1997
                                                       Web address: http://www.yellowcorp.com/preston/
SAIA MOTOR FREIGHT LINE, INC.
Regional LTL - Southeast Overnight                     4,300 employees
& second-day delivery                                  72 terminals
Guaranteed expedited service                           90,000 customers
Truckload service                                      1,900 tractors / 4,700 trailers
Caribbean service                                      Delivered 2.2 million tons of freight in 1997
                                                       Web address: http://www.saia.com
WESTEX, INC.
Regional LTL - Southwest                               960 employees
and California                                         31 terminals
Overnight & second-day delivery                        6,000 customers
interstate and intrastate                              420 tractors / 1,100 trailers
Guaranteed expedited service                           Delivered 304,000 tons of freight in 1997
Maquiladora service from                               Web address: http://www.westex-inc.com
Tijuana to Juarez, Mexico
LTL service to Mexico interior
Marketing partnerships with third
party logistics companies

[PICTURES OF TRACTOR-TRAILERS]

TABLE OF CONTENTS

3
Subsidiary Profiles
A snapshot of who we are and what we do.

12
Letter to Shareholders
Chairman and President A. Maurice Myers reviews 1997 and reports on the future.

20
Management's Discussion and Analysis
An in-depth look at comparative year-to-year financial and operating performance.

28
Financial Summary
Selected financial data is reported on a five-year comparative basis.

30
Consolidated Financial Statements and Notes
Financial results and notes on significant accounting policies and issues affecting financial results.

45
Report of Independent Public Accountants
A report by Arthur Andersen LLP.

46
Supplementary Information
Additional information of interest.

48
Officers
A roster of senior officers.

49
Directors
A portrait and listing of the board of directors.

                            BALANCE SHEET STRENGTH

[PICTURE OF WORKER WITH TRACTOR-TRAILER]

"We finished the year with $166 million in total debt outstanding. This comes after reducing total debt in 1996 to $196 million from $354 million at year-end 1995."
-Maury Myers

DIVERSITY IS POSSIBLE WITH LOWERED DEBT

Flexibility is mandatory. With nearly $190 million of debt slashed over the past two years, our balance sheet is strong. Growth opportunities are again viable.

                         Total Debt / Debt to Capital

                                1995              1996              1997
Debt to capital ratio           46                33                27
Total debt                      $354 million      $196 million      $166 million

[PICTURES OF CONFERENCE SHOTS AND PLANNERS]
[PICTURE OF SERVICE REPRESENTATIVE, INTERNET PAGE COMPUTER, MOBILE DATA
TERMINAL]

          [PICTURE OF EMPLOYEE WITH FORKLIFT AND PRODUCTS ON PALLET]

                       COST REDUCTIONS AND PRODUCTIVITY

"Cost efficiency and service efficiency go hand in hand. We will not implement cost cutting programs that diminish our service standards. We are proving that we can do both."
-Maury Myers

PEOPLE USING TECHNOLOGY SERVE BETTER

We're working smarter and using assets more productively. Technology is aiding our efficiencies. Costs have decreased. Customer satisfaction is on the rise.

                               Cost Reductions

                 1996 Impact  1997 Impact   1998 Impact

1998 program                                $50 million

1997 program                  $55 million   $90 million

1996 program     $75 million  $90 million   $90 million

Total            $75 million  $145 million  $230 million

[PICTURE OF TRAILER ON INTERMODAL LIFT, DOCK WORKER WITH SCANNER, COMPUTER SCREEN, INTERMODAL RAIL YARD, INTERNET PAGE, PLANNING GROUP ETC.]

                                REVENUE GROWTH

[PICTURE OF EMPLOYEE WITH BARREL]

"Productivity improvements and cost reductions will not come at the expense of revenue growth and profitability. We will intensify our focus on new growth opportunities."
-Maury Myers

REVENUE GROWS WHERE KNOWLEDGE IS PLANTED

Market knowledge and sensible industry capacity have stabilized prices. Costs are being managed. Revenue will grow as our capabilities expand.

                                Revenue Growth

                      1995              1996            1997
Revenues              $3.06 billion     3.07 billion    3.35 billion

Revenue Growth                          .05%            9%


[PICTURE OF TRACTOR-TRAILER, GLOBE, CARGO SHIP, CUSTOMER SERVICE REPRESENTATIVE, ETC.]

Chairman's Letter to Shareholders


Dear Shareholder,

In 1996, we made an important commitment. We told you we were beginning to rebuild the foundation necessary to restore shareholder value. We are now delivering on that commitment.

1997 was a year of real progress. We achieved a breakthrough financial performance, even though we're still not where we want to be. Profitability was up almost 50 fold. The results were built on aggressive cost reductions, pricing leadership, business growth and the tailwind of a strong economy. Yellow Corporation share prices responded to the improved earnings performance.

Shareholder Value Built on Cost Management, Growth and a High-Performance
Culture.

Cost reductions remain at the core of our strategy for returning to acceptable profitability. We're driving down costs through process improvements and more effective use of assets. We are achieving industry best-in-class performance in many key areas.

Among its peer group of companies, Yellow Freight now operates with the lowest cost per ton. The carrier has implemented cost reductions totalling $180 million that will benefit Yellow Freight in 1998. Lower costs have been aided by technology and reengineered processes. Cost reduction programs are now being implemented at all operating companies and are scheduled to result in another $50 million in cost savings in 1998. The target for all Yellow Corporation companies is to be the low-cost carrier relative to competition.

We benefited from increased volume at all of our operating companies throughout much of 1997. Business grew because of renewed emphasis on marketing strategies. Our focus is to better identify customer needs in profitable market segments, then develop services that establish a unique point of competitive advantage.

In terms of revenue, each of our carriers grew in 1997 -- Yellow Freight by 7.7
_______________________________________________________________________________

We achieved a breakthrough financial performance... Profitability was up almost 50 fold... Cost reductions remain at the core of our strategy... Business grew because of renewed emphasis on marketing strategies.

percent, Preston Trucking by 7.9 percent, Saia by 17.7 percent and WestEx by
48.6 percent.

In our effort to create a high-performance culture, pay for performance was a key. It represented a whole new way of thinking about compensation. The strategy focused on our noncontract employees in high-impact areas of sales and operations. Our total 1997 performance compensation at Yellow companies was $25.9 million. Going forward, pay for performance will continue to create powerful incentives to do whatever it takes to build a stronger company.

There is no doubt that pay for performance was a key factor in producing the financial and operational results we achieved.


Financial Performance Reflects Confidence and Strength.

We reported 1997 net income of $52.4 million, or $1.86 basic earnings per share. This is compared to 1996 net income of $1.1 million, excluding a $28.3 million (after tax) nonrecurring special charge taken in the 1996 fourth quarter. Consolidated operating revenue for 1997 was $3.35 billion, up 9.0 percent from $3.07 billion in 1996.

Three important factors produced these results: (1) cost reductions; (2) pricing leadership, and; (3) increased business volume.

We continued to strengthen our balance sheet, trimming a total of $30.4 million in debt during 1997. As a result, interest expense was reduced $7.5 million from 1996. We finished the year with $166 million in total debt outstanding. This comes after reducing total debt in 1996 to $196 million from $354 million at year-end 1995. Our strong balance sheet gives us improved flexibility to respond quickly to expansion and growth opportunities as conditions warrant.

Our net capital expenditures totaled $88 million in 1997. We expect 1998 capital expenditures to total $164 million and be focused mainly on trucks and trailers and on information technology systems that help us communicate better with our customers. We will also be acquiring and expanding terminal facilities at our Saia subsidiary, consistent with its rapid growth.
_______________________________________________________________________________

In our effort to create a high-performance culture, pay for performance was a key... We reported 1997 net income of $52.4 million, or $1.86 basic earnings per share... Our strong balance sheet gives us improved flexibility.

Yellow Freight System Leads the Way.

In 1997, Yellow Freight reasserted its position as the preeminent national less-than-truckload (LTL) carrier in North America. It was an impressive performance in terms of both improved revenue per ton -- up 4.2 percent -- and cost per ton that rose only 2.1 percent. The cost reduction and efficiency programs offset a 3.8 percent increase in Teamster wages and benefits that went into effect on April 1, 1997. Operating revenue for 1997 was $2.54 billion, up
7.7 percent from $2.36 billion in 1996. The operating ratio for the year was 96.7, versus 98.5 before a fourth quarter 1996 special charge.

Yellow Freight demonstrated that excellent results can be achieved when it fully leverages its enormous operating capacity. With 381 terminals throughout all 50 states, Canada and Mexico, we are positioned well in balancing freight hauling and handling capacity against demands of the marketplace.

Reaching a 5-year agreement with the International Brotherhood of Teamsters in February, a full seven weeks ahead of contract expiration, comforted shippers and solidified the relationship between carrier and union employees. The contract gives employees the job security they sought in negotiations and a satisfactory increase in income and benefits. While wages and benefits are substantially higher than at nonunion competition, Yellow Freight believes it can compete effectively with superior efficiency.

Productivity and asset utilization improved through programs that implement and sustain best practices in dock and pickup and delivery operations. Improved service to customers is the result. Cost reductions are important but improved service is equally important. There are no trade offs. Cost efficiency and service efficiency go hand in hand. We will not implement cost cutting programs that diminish our service standards. We are proving that we can do both. The effort continues in 1998 and will expand into other processes. Employees are making it happen by accepting new accountabilities for their work.

Early in 1997, we implemented a massive change of operations that allowed us to double our sleeper team operations and utilize the railroads for a greater
______________________________________________________________________________

The cost reduction and efficiency programs offset a 3.8 percent increase in Teamster wages and benefits... Productivity and asset utilization improved through programs that implement and sustain best practices.

percentage of our shipments. By year-end, we were placing approximately 28 percent of our total over-the-road mileage on the rail, up from about 18 percent before the change. Using sleeper teams and intermodal rail created a more cost effective way to move our customers' products. As the railroads correct their highly publicized service problems, intermodal will become an even more important advantage.

The focus on cost is balanced by a concerted effort to price our service more astutely. We are increasingly successful in realizing appropriate value for our services. Yellow Freight was the first major carrier to announce a pricing increase in 1997. The October 15 implementation broke with past tradition of year-end increases in an effort to establish a more beneficial pricing cycle for both shippers and carriers. After an extended period in which the market undervalued LTL transportation services, pricing is now moving toward more rational levels.

Another significant part of the story at Yellow Freight is the smart use of information technology -- computers and sophisticated communications systems. Technology differentiates us from the competition. Major shippers are seeking transportation partners who can meet their demands for time definite appointments, responsive shipment tracking, accurate invoicing and highly flexible service. Technology innovation puts Yellow Freight in a position to earn a larger share of their business.

Much of the technology investment to date at Yellow Freight has been centered around our Customer Satisfaction Centers. We now have nearly 400 highly trained customer satisfaction representatives backed by communications systems that allow them to take most of our calls for shipment pickups in addition to a number of other critical service functions. The Customer Satisfaction Centers are proving to be valuable sales and service facilities.

Global focus is another point of competitive difference for Yellow Freight. Today's emphasis on international partnerships is putting a premium on transportation services that span oceans and borders. While international business contributed about $100 million in 1997 revenues, that amount is projected to grow to $200 million by the year 2000.
_______________________________________________________________________________

Using sleeper teams and intermodal rail created a cost-effective way to move our customers' products... We are increasingly successful in realizing appropriate value for our services... Technology differentiates us from the competition.

Regional Portfolio Meets Growing Market Demand.

A key strategic objective for Yellow Corporation is to maintain a diverse portfolio of transportation service companies, each with competitive advantages in their respective market niches. Our regional operating companies -- Preston Trucking Company, Saia Motor Freight Line and WestEx -- are helping us fulfill that strategic objective through their focus on overnight and second-day service.

Regional LTL transportation service will remain a high-growth market for the foreseeable future due to a continuing shift in the way products are distributed and manufactured. Our regional carriers are positioned to profit from this trend.

Saia is now one of the country's top regional carriers, posting 16 to 18 percent average annual growth rates in recent years. Saia finished 1997 with revenue of $311.2 million, up nearly 18 percent from 1996 revenue of $264.3 million. The operating ratio was 93.7, a significant improvement from the 1996 ratio of 95.9.

As the top line has grown at Saia, our focus has shifted to the bottom line.
We are pleased with the margin improvements at Saia and expect further progress in 1998 thanks to implementation of productivity initiatives that have proven successful at Yellow Freight.


Productivity Initiatives Also are Being Implemented at Preston Trucking and WestEx.

In 1997, Preston Trucking experienced its first profitable year since 1990. Operating income during 1997 was $0.1 million, compared with a $5.8 million operating loss in 1996. Revenue was $450.5 million, compared with $417.6 million in 1996. In 1998, Preston Trucking will continue to focus on productivity and better utilization of assets in its drive for meaningful and necessary profitability.

WestEx is one of the country's fastest growing regional carriers, recording revenue of $49.0 million, up from $33.0 million in 1996. Operating income was essentially break-even. WestEx has expanded rapidly in California, Colorado and the
_______________________________________________________________________________

A key strategic objective for Yellow Corporation is to maintain a diverse portfolio of transportation service companies... Regional LTL transportation services will remain a high-growth market for the foreseeable future... We are pleased with the margin growth at Saia and expect further progress in 1998.

Southwest since it was acquired in 1994. While the expansion will continue, the focus will now expand to include margin improvement and service enhancements through partnerships and alliances with other carriers.


Market Focus Sets New Performance Expectations.

All the operating companies are developing services that help our customers satisfy their customers. Flawless execution and exceptional service are the order of business today. Timely pickups and deliveries, customized and highly flexible service and accurate documentation are only a few of the demands we must meet. There are plenty of options available to our customers if we don't execute the way they expect.

Yellow Freight is introducing new value-added services. Innovations such as freight protection services, credit card payment and service guarantees will set new performance expectations in our industry. At Preston Trucking, a new program called Preston Plus gives frequent shippers a premium service package that includes incentives for greater business volume. Saia is unveiling similar marketing concepts including customized, expedited service tailored to customers in specific industries.

Our technology investment is making us better. It is giving us information that allows us to deploy new market intelligence systems and target more profitable market segments.

And finally, we are rolling out aggressive new incentive compensation plans that reward increased profitable sales at each of our companies.


The Outlook is Bright.

We are creating a high-performance culture at all the Yellow Corporation companies. It is characterized by compensation and other reward systems that direct our attention to the customer and his or her needs. We proved in 1997 that pay for performance works. That philosophy will expand further in 1998 with programs that
_______________________________________________________________________________

All the operating companies are developing services that help our customers satisfy their customers... Innovations such as freight protection services, credit card payment and service guarantees will set new performance expectations in our industry.

nurture an entrepreneurial environment and focus our employees on satisfying customer needs and improving returns for our shareholders.

We will continue to hold the line on our cost structure in the belief that it is an important competitive advantage. We hope to widen further the low cost advantage enjoyed by Yellow Freight among its peer group companies.

Productivity improvements and cost reductions will not come at the expense of revenue growth and profitability. We will concentrate efforts on new growth opportunities. We will also consider growth through acquisition. Our improved balance sheet increases our flexibility to be opportunistic.

As shareholders, you should know that your workforce is proud and determined -- dedicated to making the extraordinary seem ordinary. They accomplished much in the past year and even better things lie ahead.

Last year, we noted that the rigors of competition and the marketplace were redefining our industry. Today, that picture is well defined. We know what it takes to thrive and prosper. It takes a portfolio of companies with sharp market focus. It takes revenue and profit growth. It takes services that create competitive advantage. And it takes a high-performance culture that rewards team and individual contributions. All these factors create shareholder value. And that remains our top priority for 1998 and beyond.

     Sincerely,


     A. Maurice Myers
     Chairman of the Board
     President and Chief Executive Officer
     Yellow Corporation

[PICTURE OF A. MAURICE MYERS]

TABLE OF CONTENTS

20
Management's Discussion and Analysis
An in-depth look at comparative year-to-year financial and operating performance.

28
Financial Summary
Selected financial data is reported on a five-year comparative basis.

30
Consolidated Financial Statements and Notes
Financial results and notes on significant accounting policies and issues affecting financial results.

45
Report of Independent Public Accountants
A report by Arthur Andersen LLP.

48
Officers
A roster of senior officers.

46
Supplementary Information
Additional information of interest.

49
Directors
A portrait and listing of the board of directors.

                         Management's Discussion and
                       Analysis of Financial Condition
                          and Results of Operations

Results of Operations

1997 vs. 1996

     Operating revenue for Yellow Corporation (the company) totaled $3.35 billion in 1997, up 9.0 percent from $3.07 billion in 1996. Operating income for the year was $98.7 million, more than triple the $32.6 million recorded in 1996, excluding a special charge. The fourth quarter 1996 special charge pertained to restructuring of Yellow Freight System, Inc. (Yellow Freight) and was $46.1 million before income taxes ($28.3 million after income taxes). Net income for 1997 was $52.4 million, or $1.86 basic earnings per share ($1.83 diluted), versus 1996 net income of $1.1 million excluding the special charge. Including the fourth quarter special charge, Yellow Corporation recorded a 1996 net loss of $27.2 million, or $.97 per share. The fourth quarter special charge is discussed further in the notes to the consolidated financial statements.
     Improved profitability resulted primarily from pricing strength, volume increases, and aggressive cost reduction and productivity strategies.
     Yellow Freight achieved $145 million in cost savings in 1997 from programs implemented in 1996 and 1997, which are targeted to grow in 1998 to a $180 million run-rate benefit. In 1998, another $50 million in savings from new cost reduction and efficiency programs will extend beyond Yellow Freight and include all the operating subsidiaries.
     At Yellow Freight, 1997 operating income rose to $82.7 million, more than double the 1996 operating income of $36.1 million, before the special charge. Revenue for 1997 was $2.54 billion, up 7.7 percent from $2.36 billion in 1996. The 1997 operating ratio for Yellow Freight was 96.7 compared with 98.5 in 1996, excluding the special charge.
     Yellow Freight tonnage and shipments per day during 1997 were up 4.3 percent and 9.7 percent respectively. During the third quarter revenue benefited from a two-week Teamsters strike against UPS which caused a surge in high-cost, smaller shipments. During the fourth quarter, revenue weakened somewhat, due in large part to freight diversion resulting from concerns of some shippers over Yellow Freight's ongoing contract talks with the Teamsters, and the possibility of a strike at contract expiration, March 31, 1998. Yellow Freight reached tentative agreement on a five-year contract in February 1998.
     During 1997, Yellow Freight revenue per ton was up 4.2 percent due to an improved pricing environment. Cost per ton was up only 2.1 percent as cost reduction, productivity and asset utilization strategies were material factors in offsetting a 3.8 percent (approximately $44 million) increase in Teamster wages and benefits effective April 1, 1997.
     The 4.2 percent increase in revenue per ton resulted from individually negotiated price increases with contractual customers as well as general rate increases, which apply to customers without contracts. The general rate increases averaged 5.2 percent in January 1997 and 4.9 percent in October 1997. In addition, Yellow Freight maintained a separate fuel surcharge program.
     Yellow Freight's cost savings in 1997 of $145 million compared to cost savings in 1996 of $75 million. The savings resulted from continuation of programs implemented in 1996, a 1997 change of operations and other 1997 programs. The programs achieved productivity and efficiency gains through best practices and increased use of technology, lower personnel complement, centralized purchasing benefits and other items.
     The change of operations in April 1997, enabled an increase in the use of rail transportation from 18 percent to approximately 28 percent of over-the-road miles. The increased use of rail lowered operating expenses and improved the company's asset utilization and return on capital. The company is now able to operate with fewer linehaul tractors. Operating results include $5.6 million of costs to implement the change in operations.
     Yellow Freight salary, wages and employee benefits improved as a percentage of revenue, despite the scheduled union wage increase. The improvement resulted from cost reduction initiatives and increased use of rail transportation. Increased use of rail drove the increase in purchased transportation and contributed to the decline in depreciation and other expenses between years. The average age of owned linehaul units slightly decreased, but the average age of city units slightly increased. Favorable accident experience contributed to the decline in claims and insurance. A rise in cargo loss and damage somewhat offset the favorable impact. Fuel prices generally declined as did fuel surcharge revenue.
     Saia Motor Freight Line, Inc. (Saia) continued its strong growth with 1997 operating income of $19.6 million, up from $10.8 million in 1996. Saia continued to build lane density in 1997. Revenue for 1997 was $311.2 million, up 17.7 percent from $264.3 million in 1996. Total tonnage increased 10.6 percent, while revenue per ton improved 6.5 percent.
     Saia's operating ratio for 1997 was 93.7 compared with 95.9 in 1996. Despite the 10.6 percent increase in tonnage, cost per ton increased only 4.0 percent. Saia achieved a nine percent improvement in pick-up and delivery productivity that helped offset higher wage rates. An improved safety program, better accident record and cargo claims prevention program held claims and insurance costs down. Purchased transportation and rentals provided additional capacity to manage business volume surges.
     Preston Trucking Company, Inc. (Preston Trucking) reported 1997 operating income of $0.1 million, compared with a $5.8 million operating loss in 1996. Revenue for 1997 was $450.5 million, up 7.9 percent from $417.6 million in 1996. Preston Trucking focused on pricing discipline, improved marketing and improvements in labor productivity in 1997. Tonnage per day increased 4.5 percent in 1997. Revenue per ton improved 3.9 percent over 1996, while cost per ton increased 2.2 percent over 1996. Results in 1996 were adversely impacted by severe winter weather in the Northeast and upper Midwest and shipper uncertainty regarding a union vote on a company proposal to freeze wages.
     While operating profit in 1997 was small, it represents the first such profit for Preston Trucking since 1990 and a major improvement over 1996. The success of a recently implemented network reengineering plan and the 1998 Teamster contract renewal negotiations will be key to improving profitability to meaningful and necessary levels.
     As part of its December 1997 change of operations, Preston Trucking reduced the number of terminals from 69 to 62.
     The linehaul network redesign was engineered to reduce handlings and achieve other cost reductions and productivity gains. Preston Trucking hopes to achieve net savings of $15 million. Implementation costs were not significant in 1997. Implementation costs, primarily relocation and operating lease payments, are expected to total $1- $2 million in 1998 and be partially offset by gains on excess real estate.
     Under the wage freeze plan approved by its union employees in 1996, Preston Trucking did not raise union wages on April 1, 1997. Preston Trucking wages are 8.9 percent below full-scale pay levels. Health, welfare and pension benefit costs, however, increased by 8.2 percent on April 1, 1997. Preston Trucking's labor agreement extends until March 31, 1998.
     WestEx, Inc. (WestEx) continued its rapid growth during 1997, reporting revenue of $49.0 million, up 48.6 percent from $33.0 million in 1996. WestEx reported a small operating loss for the year and is expected to turn profitable in 1998 as it continues to grow.
     Corporate earnings also benefited from lower nonoperating expenses. Long-term debt at year-end 1997 was $163.1 million, a reduction from $192.5 million at year-end 1996 and $341.6 million at year-end 1995. Debt reduction programs since year-end 1995 resulted in a reduction in interest expense of $7.5 million between 1996 and 1997. Additionally, other nonoperating items, primarily gains on sales of real estate, contributed to favorable variances of $3.0 million in the fourth quarter and $3.7 million year-to-date.

1996 vs. 1995

     Operating revenue in 1996 totaled $3.07 billion for the company, essentially unchanged from the $3.06 billion in 1995. The company recorded a net loss of $27.2 million, or $.97 per share, which included a $46.1 million special charge ($28.3 million after taxes) incurred by Yellow Freight, the company's largest subsidiary. The charge included the write down of certain nonoperating real estate and computer software assets, an early retirement program, the reduction of a company car program and other organizational design impacts, primarily severance. Excluding the special charge, the company had 1996 net income of $1.1 million compared to a net loss of $30.1 million in 1995.
     Management and organizational changes designed to sharpen customer focus and improve profitability at Yellow Freight preceded the special charge. Over a four-month period nearly every facet of the organization was thoroughly examined. In early December 1996 Yellow Freight announced it was restructuring. Overall the organizational design changes established the foundation for additional service improvements and cost reductions in all phases of Yellow Freight's future performance. The notes to the consolidated financial statements describe the charge further.
     Yellow Freight's revenue was $2.36 billion, down 0.3 percent from 1995. The operating ratio, before the special charge impact, improved from 100.1 in 1995 to 98.5. Including the special charge, the operating ratio was 100.4. Tonnage declined by 2.8 percent while revenue per ton increased by 2.4 percent. The tonnage decline was due to market forces and Yellow Freight's efforts to improve pricing stability. In January 1996, Yellow Freight implemented a general rate increase averaging 5.8 percent which applied to its customers who do not have term contracts. The 1996 revenue per ton improvement would have been greater but the intense price discounting experienced in the second half of 1995 resulted in the January 1996 rate increase being calculated on a depressed rate base. Revenue at Yellow Freight also increased from a fuel surcharge program implemented in September 1996 to offset higher fuel costs. Yellow Freight's less-than-truckload (LTL) revenue per hundredweight in the fourth quarter of 1996 was 4.7 percent higher than the fourth quarter of 1995.
     Benefiting from aggressive cost reduction programs, operating expenses for Yellow Freight on a per ton basis were up only 0.6 percent in 1996. This was in spite of higher fuel costs throughout the year, severe winter weather experienced in the first quarter and a 3.8 percent increase on April 1 in union wages and benefits. Higher productivity, including an improvement in load average, helped moderate other increases in operating costs. The improvement in load average was especially evident when compared to the last half of 1995. Load average trended down significantly in that period due to the transit time improvement program implemented in the third quarter of 1995. As this program was adjusted, the downtrend in load average was reversed and by the end of the second quarter of 1996 had substantially improved to levels being achieved prior to the program.
     A series of focused cost reduction initiatives were begun at the end of 1995 which included employee reductions, general and administrative expense cutbacks, the implementation of a "best practices" program and a variety of other initiatives. The best practices program involves the use of those procedures being practiced at the most successful terminals throughout the network. During 1996 these programs achieved a targeted $75 million in cost reductions and benefited future years by a greater amount.

     During 1996 price increases in fuel cost Yellow Freight about $15 million. A fuel hedging program and the fuel surcharge offset these additional costs.
     Preston Trucking had operating revenue of $418 million in 1996, a 1.5 percent increase over the $411 million recorded in 1995. The operating ratio for Preston Trucking in 1996 was 101.4, the same as in the prior year. Preston Trucking was adversely impacted by the severe winter weather in the first quarter of 1996 because of the concentration of its business in the Northeast and upper Midwest. In addition, first quarter results suffered from shipper uncertainty regarding a union vote on a company proposal to freeze wages, which at that time were already 5.0 percent below full contract rates. In February, union members approved the wage proposal enabling Preston Trucking to avoid a
1.8 percent wage increase scheduled to be effective April 1, 1996, thus increasing the discount from full rates to 6.8 percent. Health, welfare and pension costs for union employees were not frozen and increased 9.0 percent on April 1, 1996.
     In the second quarter, a new management team took over at Preston Trucking. As the year progressed Preston Trucking's results improved and were stronger than comparable 1995 periods. Preston Trucking recorded an operating ratio of 99.4 in the second half of the year, a 3.7 point improvement over the ratio in the last half of 1995. Nonunion employee turnover, which had been a significant problem, also improved dramatically to more reasonable levels.
     Preston Trucking's revenue per ton improved 3.0 percent in 1996 over 1995. The improvement largely occurred in the second half of the year due to specific rate actions and programs to improve revenue quality. Preston Trucking implemented a fuel surcharge in June and a general rate increase that averaged
5.2 percent in late November. LTL revenue per ton was up 6.6 percent in the fourth quarter of 1996 compared to the fourth quarter of 1995. Preston Trucking was also able to offset higher fuel costs through a combination of a fuel hedging program and the fuel surcharge.
     Saia grew at double-digit rates in 1996 recording revenue of $264 million compared to 1995 revenue of $210 million, an increase of 26.1 percent. Total tonnage increased by 17.4 percent with LTL tonnage up 24.6 percent and truckload tonnage up 1.9 percent. The higher revenue and tonnage resulted from the full year impact of Saia's significant growth in geographical coverage during 1994 and 1995 as well as an overall improvement in lane density. Saia also benefited from a 7.4 percent improvement in revenue per ton partially due to a 2.4 percent increase in LTL revenue per hundredweight as well as a higher concentration of LTL freight in the freight mix.
     Saia's operating ratio improved to 95.9 compared to 96.3 in 1995. The improved yield was partially offset by higher salaries and wages that went from
58.8 percent of revenue to 59.8 percent of revenue in 1996 due to wage increases and a higher mix of LTL freight. Higher fuel cost and increases in claims and insurance expense were offset by lower purchased transportation expense that declined due to the purchase of additional equipment and better asset utilization.
     WestEx the company's only other operating subsidiary, continued to enjoy rapid growth, almost doubling its annual revenue to $33 million in 1996.
     Corporate interest expense declined from $23.4 million to $21.0 million primarily due to lower borrowing levels.

1995 vs. 1994

     Operating revenue for Yellow Corporation totaled $3.06 billion in 1995, up
6.6 percent from $2.87 billion in 1994. The increase in revenue primarily resulted from the recovery of lost revenue due to the 24-day labor strike in 1994 by the International Brotherhood of Teamsters (Teamsters) against Yellow Freight. Excluding the impact of the strike, operating revenue increased only nominally due to other volume gains being substantially offset by lower prices. The lower prices resulted from competitive discounting and industry overcapacity.
     The company had a net loss of $30.1 million, or $1.07 per share in 1995, compared to the strike-induced net loss of $7.9 million, or $.28 per share, in 1994. The 1995 loss resulted from the deterioration in prices and a variety of cost increases. The cost increases in general involved the following areas: annual labor cost increases; increased expenses resulting from service enhancements; corporate development costs including business expansions at Saia and WestEx; and certain nonrecurring costs.
     Yellow Freight's revenue was $2.36 billion in 1995, an increase of 6.4 percent over 1994. Yellow Freight experienced deterioration in its operating ratio from 99.2 in 1994 to 100.1 in 1995. Tonnage increased 7.7 percent, demonstrating the recovery of business from the strike-impacted 1994 levels, although rate increases were more than offset by price discounting with LTL revenue per hundredweight declining by 1.5% in 1995.
     On April 1, 1995, union wages and benefits increased approximately 3.2 percent. In addition, Yellow Freight incurred higher expenses in the third and fourth quarters when it implemented a transit time improvement program. For 1995 compared to 1994, transit times improved by approximately one day, resulting in higher costs associated with a 5.7 percent lower load average and a 14.0 percent increase in total linehaul miles. Some cost savings were obtained by an increase in direct loadings that reduced rehandlings by 8.7 percent. Additional savings were achieved through an increased use of rail transportation from 13.1 percent of total miles in 1994 to 17.5 percent in 1995, and the elimination of forced overtime for dockworkers, both provisions of the 1994 labor contract. Through reengineering and the use of new technology, Yellow Freight began achieving administrative cost reductions in 1995 by consolidating customer service and cashiering functions from its individual terminals into two centralized locations.
     Preston Trucking had revenue of $411 million, a decrease of 1.3 percent from 1994. Preston Trucking's operating ratio in 1995 was 101.4 compared to
101.3 in 1994. The 1994 performance was subject to severe winter weather, impacts from the second quarter strike, including benefits from an early return to work, and shipper uncertainty concerning a wage reduction process, all of which did not recur in 1995. However, 1995 was subject to severe industry-wide price discounting as well as a relatively greater labor cost increase. Improved productivity, positive cargo claims experience and reductions in purchased transportation expense contributed to offsetting the higher wage and benefit costs.
     Saia revenue grew 17.7 percent to $210 million due to geographical expansions in several states in 1994 and 1995. Saia's operating ratio increased to 96.3 in 1995 from 93.5 in 1994. Saia was impacted by industry price discounting, but increased wages and the impacts of the expansions primarily caused the margin deterioration. The deregulation of intrastate markets in January 1995 also increased competition in Louisiana and Texas, where Saia held operating rights advantages. This was partially offset by new access for Saia in various other states' intrastate markets.
     The remaining operating entities of the company comprised less than 3 percent of consolidated 1995 revenue and include Yellow Logistics Services, Inc. (Yellow Logistics), CSI/ Reeves, Inc. (CSI), WestEx and the Yellow Corporation holding company. During 1995, Yellow Logistics was realigned and CSI was sold. WestEx expanded from its traditional Arizona and New Mexico market into California.
     Corporate interest expense increased from $18.4 million in 1994 to $23.4 million in 1995 due to increased debt levels, primarily resulting from lower net income, increased working capital requirements, and capital expenditures. Accounts receivable days outstanding increased at Yellow Freight due to both market forces and transition implementation issues related to a new system for customer billing and stating.
     The fourth quarter 1995 results included a nonrecurring charge of $6.6 million after taxes, or $.23 per share, pertaining to implementation of cost reduction programs, the realignment of Yellow Logistics and other expenses primarily related to severance costs.

FINANCIAL CONDITION

     The company's liquidity needs arise primarily from capital investment in new equipment and information technology, and funding working capital requirements.
     Working capital increased from a negative $34 million at year-end 1996 to a negative $22 million at year-end 1997. The company can operate with negative working capital because of the quick turnover of its accounts receivable and its ready access to sources of short-term liquidity.
     To ensure short-term liquidity, the company maintains capacity under a bank credit agreement and an asset-backed securitization (ABS) agreement involving Yellow Freight's accounts receivable. The $300 million bank credit agreement expires in September 2001. This facility is also used to provide letters of credit. Approximately $227 million remained available under the facility at year-end 1997 versus $145 million available under the predecessor $200 million facility at year-end 1996. Capacity of $132 million remained available under the ABS agreement at year-end 1997 versus $105 million available at year-end 1996. Access to the ABS agreement, however, is dependent on the company having adequate eligible receivables, as defined under the agreement, available for sale. The agreement permits the sale of accounts receivable to a wholly owned special purpose corporation, which in turn, sells an undivided interest to a third party affiliate of the bank. Funds raised by this method are less expensive to the company than issuing commercial paper. Finally, the company also expects to continue to have access to the commercial paper market and to short-term unsecured bank credit lines.
     Projected net capital expenditures for 1998 are $164 million, an increase over $88 million in 1997 net capital expenditures. Net capital for both periods pertain primarily to replacement of revenue equipment at all subsidiaries, growth capital at Saia and WestEx, and additional investments in information technology. Net capital expenditures in 1996 totaled only $46 million, down from $140 million in 1995. Actual and projected net capital expenditures are summarized below (in millions):


                                                       Actual    Actual      Actual
                                          Projected
                                               1998     1997       1996        1995
                  Land and structures:
                             Additions          $22      $12        $11         $13
                                 Sales          (15)     (26)       (10)        (16)
                     Revenue equipment          105       81         26          74
                  Technology and other           52       21         19          69
                                 Total         $164      $88        $46        $140

     During 1997 the company trimmed $30.4 million in debt. At year-end 1997 total debt was $166 million. This reduction followed a decline in total debt from $354 million at year-end 1995 to $196 million at year-end 1996. Strong operating cash flows, even after a $27 million reduction in amounts under the ABS agreement, and proceeds from the disposal of excess real estate, were sufficient to fund capital additions and the debt reduction.
     Debt reduction was a priority at the company beginning in 1996. Management committed to achieving debt reductions of at least $100 million by year-end 1996. Historically, the company has generated strong cash flows from operating activities. The 1996 decrease in capital spending described above provided the largest source of funding for debt paydown in 1996. A portion of the reduction was also achieved through the 1996 sale of $45 million under the ABS agreement. Additionally, in 1996 the company received a federal income tax refund totaling $45 million and repatriated approximately $23 million from a Canadian subsidiary.
     Management believes its current financial condition and access to liquidity is adequate for current operations. Additionally, given the debt reductions and the company's access to new sources of capital, management believes the company has increased flexibility to respond to future growth opportunities, possibly including acquisitions.

OTHER

     The company has developed a plan to ensure its information systems are compliant with the requirements to process transactions in the year 2000. The company is also communicating with customers, suppliers and others to coordinate year 2000 conversion. The majority of the Company's internal systems have been, or are in the process of being, replaced or modified to be fully compliant. Currently, management believes the modifications of existing systems, and the replacement of other systems, will be largely complete by the end of 1998. The remaining costs of modifications expected to be expensed are currently estimated at $8 - $10 million.
     The company periodically uses heating oil instruments, currently swaps and option agreements, to manage a portion of its exposure to fluctuations in diesel prices. These programs are discussed further in the notes to consolidated financial statements. Since September 1996, the company has reduced its reliance on these programs due to implementation of a fuel surcharge program that adjusts revenue for increases above a defined market benchmark.
     The company initiated a "pay for performance" incentive compensation plan that rewards employees based on operating income and return on capital goals. Consolidated results include pay for performance accruals for nonunion employees of $25.9 million of which approximately $18.6 million pertains to Yellow Freight. Comparable performance incentive accruals for the 1996 period were $2.2 million.
     In 1997, the company granted options on 1.4 million shares, after an initial grant of 1.5 million shares in 1996 under a newly adopted stock option program. As of December 31, 1997, approximately 170 key management personnel hold options on shares. Management believes the program better aligns compensation to shareholder performance. As summarized in the notes to the consolidated financial statements, currently options are outstanding on approximately 2.4 million shares at an average exercise price of $17.75 per share.
     Yellow Corporation announced December 16, 1997, that its Board of Directors authorized the repurchase of shares of the Company's outstanding common stock with an aggregate purchase price of up to $25 million. Through January 31, 1998, 520,500 shares had been repurchased for $11.8 million at an average price of $22.75 per share.

     The effective income tax rate was 41.2 percent in 1997, (20.8) percent in 1996 and (33.1) percent in 1995. The notes to consolidated financial statements contain an analysis of the income tax provision and the effective tax rate. The 1996 income tax benefit was offset by a $3.1 million charge resulting from a $23 million cash dividend from Canadian operations used to pay down debt.

OUTLOOK

     The LTL trucking industry remains highly competitive and the company intends to continue to improve its shareholder returns through aggressive cost management, improved asset utilization and an increased focus on marketing and customer service.
     While the company has realized large benefits from cost reduction programs in 1996 and 1997, management believes cost reduction programs represent a continuous opportunity for improvement in the future. In 1998 and future years, management plans to extend the programs which have been successful at Yellow Freight to the other operating companies while pursuing new initiatives at Yellow Freight. The 1998 cost reduction initiatives primarily pertain to increased labor productivity at Yellow Freight and Saia, as well as the change of operations at Preston Trucking.
     Management believes that future earnings growth not only requires cost management programs but also improved revenue. Thus, marketing is a priority at all the subsidiaries. All subsidiaries must be focused on providing high service and value added solutions for customers. Subsidiaries must be focused on targeting profitable growth segments.
     Yellow Freight, as a member of a group representing a number of major motor carriers in labor contract negotiations, reached a five-year agreement with the Teamsters in February 1998, subject to ratification. Preston Trucking bargains independently. Preston Trucking currently operates under a wage concession agreement with the Teamsters which expires March 31, 1998, and currently provides for an 8.9% reduction from full scale wages. Preston requires a continued substantial reduction in order to effectively compete, the specific terms of which will be subject to separate negotiation and ratification.
     The success of a recently implemented network reengineering plan and the Teamster contract renewal negotiations will be key to improving Preston Trucking's profitability to meaningful and necessary levels.
     Saia plans continued revenue growth and margin improvement. Saia will continue to focus on yield management and building density in key markets while implementing cost improvement programs.

FORWARD LOOKING STATEMENTS

     Statements contained in and preceding management's discussion and analysis, that are not purely historical, are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the company's expectations, hopes, beliefs and intentions on strategies regarding the future. It is important to note that the company's actual future results could differ materially from those projected in such forward-looking statements because of a number of factors, including but not limited to inflation, volatility of expenses, inclement weather, the results of Teamster contract negotiations, competitor pricing activity and a downturn in general economic activity.

                              FINANCIAL  SUMMARY
                     Yellow Corporation and Subsidiaries
                 (amounts in thousands except per share data)


                                               1997        1996        1995        1994        1993
                          For the Year:                     (a)                     (b)         (c)
                      Operating revenue  $3,348,868  $3,072,550  $3,056,640  $2,867,492  $2,856,505
          Income (loss) from operations      98,731    (13,515)    (21,588)      11,011      53,893
                           Depreciation     119,018     130,098     135,265     133,970     132,371
                       Interest expense      13,546      21,036      23,395      18,433      17,668
      Income (loss) before income taxes      89,165    (34,301)    (45,021)     (3,375)      35,358
Income (loss) before extraordinary item      52,435    (27,180)    (30,122)     (3,848)      18,801
                      Net income (loss)      52,435    (27,180)    (30,122)     (7,906)      18,801
     Net cash from operating activities     116,686     197,521      44,166     157,448     138,802
              Capital expenditures, net      87,505      46,358     140,254     150,940      66,786
                           at year-end:
             Net property and equipment     786,309     812,690     921,848     918,101     892,600
                           Total assets   1,270,812   1,227,807   1,434,897   1,307,221   1,265,654
                         Long-term debt     163,080     192,492     341,648     240,019     214,176
                             Total debt     165,705     196,153     353,573     247,760     226,503
                   Shareholders' equity     445,851     395,700     422,677     460,843     486,453

                          Measurements:
                  Basic per share data:
Income (loss) before extraordinary item        1.86       (.97)      (1.07)       (.14)         .67
                      Net income (loss)        1.86       (.97)      (1.07)       (.28)         .67

               Cash dividends per share           -           -         .47         .94         .94

         Shareholders' equity per share       15.86       14.08       15.04       16.40       17.31

                  Debt to capital ratio          27          33          46          35          32

  Return on average shareholders' equity       12.5%      (6.6)%     (6.8)%       (1.7)%       3.9%

                     Market price range:
                                    High      34 1/8      16 3/8     24 3/8       30 1/4     29 7/8
                                     Low      14 1/8      10 1/4     11 7/8       16 3/4     16 7/8

             Average number of employees      34,400      34,100     34,700       33,400     35,000


(a) 1996 results include a special charge of $28.3 million after taxes resulting from the write down of certain nonoperating real estate and computer software assets, an early retirement program, the reduction of a company car program and other organizational design impacts, primarily severance.
(b) 1994 results include the effect of a 24-day Teamster strike at Yellow Freight System.
(c) 1993 amounts include the operating results of Preston Corporation effective March 1, 1993. The 1993 results also include a network development charge of $11.2 million after taxes and a charge of $1.6 million to reflect the impact of a higher tax rate on the company's deferred tax liabilities.



                                 -28 and 29-

                         CONSOLIDATED BALANCE SHEETS
                     Yellow Corporation and Subsidiaries
   December 31, 1997 and 1996 (amounts in thousands except per share data)

                                               Assets      1997         1996
                                      CURRENT ASSETS:
                                                 Cash        $19,793     $24,800
                 Accounts receivable, less allowances
                               of $15,800 and $13,819        349,999     280,758
                          Fuel and operating supplies         16,528      15,426
                              Refundable income taxes          9,569       6,150
                                     Prepaid expenses         62,872      62,874
                                 Total current assets        458,761     390,008


                              PROPERTY AND EQUIPMENT:
                                                 Land        120,713     120,172
                                           Structures        576,636     607,104
                                    Revenue equipment        991,439     963,442
                    Technology equipment and software        154,084     141,165
                                                Other        137,452     133,915
                                                           1,980,324   1,965,798
                      Less - Accumulated depreciation      1,194,015   1,153,108
                           Net property and equipment        786,309     812,690



                                         OTHER ASSETS         25,742      25,109
                                                          $1,270,812  $1,227,807


The notes to consolidated financial statements are an integral part of these balance sheets.

                                      Liabilities and
                                 Shareholders' Equity       1997        1996
                                 CURRENT LIABILITIES:
                                   Checks outstanding        $80,852     $75,250
                                     Accounts payable         85,601      76,288
            Wages, vacations, and employees' benefits        164,982     132,255
                                Deferred income taxes         25,745      17,658
                        Claims and insurance accruals         82,532      79,541
                Other current and accrued liabilities         38,498      39,052
                 Current maturities of long-term debt          2,625       3,661
                            Total current liabilities        480,835     423,705

                                   OTHER LIABILITIES:
                                       Long-term debt        163,080     192,492
                                Deferred income taxes         30,341      31,555
                          Claims, insurance and other        150,705     184,355
                              Total other liabilities        344,126     408,402

                                SHAREHOLDERS' EQUITY:
          Series A $10 Preferred stock, $1 par value-
                                authorized 750 shares              -           -
                       Preferred stock, $1 par value-
                              authorized 4,250 shares              -           -
                Common stock, $1 par value-authorized
      120,000 shares, issued 29,289 and 28,863 shares         29,289      28,863
                                      Capital surplus         13,868       6,745
                                    Retained earnings        429,700     377,712
       Treasury stock, at cost (1,172 and 752 shares)        (27,006)    (17,620)
                           Total shareholders' equity        445,851     395,700
                                                          $1,270,812  $1,227,807


                    STATEMENTS OF CONSOLIDATED OPERATIONS
                     Yellow Corporation and Subsidiaries
                       for the years ended December 31
                 (amounts in thousands except per share data)

                                                                 1997       1996       1995
                                         OPERATING REVENUE $3,348,868 $3,072,550 $3,056,640

                                       OPERATING EXPENSES:
                   Salaries, wages and employees' benefits  2,160,654  2,040,950  2,051,277
                           Operating expenses and supplies    493,465    472,413    473,356
                              Operating taxes and licenses    113,022    113,942    115,120
                                      Claims and insurance     74,118     74,931     70,376
                              Communications and utilities     42,019     42,740     44,412
                                              Depreciation    119,018    130,098    135,265
                                  Purchased transportation    247,841    164,853    188,422
                                            Special charge          -     46,138          -
                                  Total operating expenses  3,250,137  3,086,065  3,078,228

                             INCOME (LOSS) FROM OPERATIONS     98,731    (13,515)   (21,588)

                                              NONOPERATING
                                        (INCOME) EXPENSES:
                                          Interest expense     13,546     21,036     23,395
                                           Interest income     (1,217)    (2,287)    (2,100)
                                                Other, net     (2,763)     2,037      2,138
                                Nonoperating expenses, net      9,566     20,786     23,433

                                             INCOME (LOSS)
                                       BEFORE INCOME TAXES     89,165    (34,301)   (45,021)
                            INCOME TAX PROVISION (BENEFIT)     36,730     (7,121)   (14,899)
                                         NET INCOME (LOSS)    $52,435   $(27,180)  $(30,122)


                                     AVERAGE COMMON SHARES
                                               OUTSTANDING     28,267     28,110     28,106

                                     BASIC EARNINGS (LOSS)
                                          PER COMMON SHARE      $1.86      $(.97)    $(1.07)
                                   DILUTED EARNINGS (LOSS)
                                          PER COMMON SHARE      $1.83      $(.97)    $(1.07)

 The notes to consolidated financial statements are an integral part of these statements.

                    STATEMENTS OF CONSOLIDATED CASH FLOWS
                     Yellow Corporation and Subsidiaries
                       for the years ended December 31
                            (amounts in thousands)

                                                                 1997       1996       1995
                                     OPERATING ACTIVITIES:
                                         Net income (loss)    $52,435   $(27,180)  $(30,122)
              Noncash items included in net income (loss):
                                              Depreciation    119,018    130,098    135,265
                                            Special charge          -     46,138          -
                   Deferred income tax provision (benefit)      7,509    (26,481)    29,641
                   Changes in assets and liabilities, net:

                                       Accounts receivable    (42,241)    (1,944)   (34,064)
                  Accounts receivable securitizations, net    (27,000)    45,000          -
                   Accounts payable and checks outstanding     14,915     (3,115)    40,273
                               Other working capital items     30,647     30,661    (82,593)
                               Claims, insurance and other    (33,650)      (245)    (3,437)
                                                Other, net     (4,947)     4,589    (10,797)
                        Net cash from operating activities    116,686    197,521     44,166

                                     INVESTING ACTIVITIES:
                     Acquisition of property and equipment   (118,189)   (58,384)  (163,426)
          Proceeds from disposal of property and equipment     30,684     12,026     23,172
                       Purchases of short-term investments          -     (1,684)    (7,759)
        Proceeds from maturities of short-term investments          -      7,098      9,650
                                                Other, net          -          -      5,106
                     Net cash used in investing activities    (87,505)   (40,944)  (133,257)

                                     FINANCING ACTIVITIES:
                          Unsecured bank credit lines, net          -     (9,000)     9,000
                                     Commercial paper, net    (11,832)  (116,627)    69,510
                  Proceeds from issuance of long-term debt          -          -     56,497
                               Repayment of long-term debt    (18,644)   (32,011)   (24,457)
              Proceeds from exercise of stock options, net      4,983          -          -
                                  Treasury stock purchases     (8,695)         -         (1)
                                            Cash dividends          -          -    (13,210)
              Net cash from (used in) financing activities    (34,188)  (157,638)    97,339

                           NET INCREASE (DECREASE) IN CASH     (5,007)    (1,061)     8,248
                                   CASH, BEGINNING OF YEAR     24,800     25,861     17,613
                                         CASH, END OF YEAR    $19,793    $24,800    $25,861

                       Supplemental cash flow information:
                         Income taxes paid (received), net    $30,345   $(23,508)   $10,793
                                             Interest paid    $12,274    $20,642    $21,018

The notes to consolidated financial statements are an integral part of these statements.

               STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
                     Yellow Corporation and Subsidiaries
                 (amounts in thousands except per share data)


                                                                              Shares Held
                                        Common     Capital      Retained         by Stock       Treasury
                                         Stock     Surplus      Earnings     Sharing Plan          Stock
    BALANCE, DECEMBER 31, 1994         $28,858      $6,678      $447,887         $(4,961)      $(17,619)
                      Net loss               -           -       (30,122)              -              -
Cash dividends, $.47 per share               -           -       (13,210)              -              -
    Reduction of Stock Sharing
           Plan debt guarantee               -           -             -           4,961              -
                         Other               -           -           206               -             (1)

    BALANCE, DECEMBER 31, 1995          28,858       6,678       404,761               -        (17,620)
                      Net loss               -           -       (27,180)              -              -
                         Other               5          67           131               -              -

    BALANCE, DECEMBER 31, 1996          28,863       6,745       377,712               -        (17,620)
                    Net income               -           -        52,435               -              -
    Exercise of stock options,
        including tax benefits             421       7,031             -               -              -
      Treasury stock purchases               -           -             -               -         (9,386)
                         Other               5          92          (447)              -              -

    BALANCE, DECEMBER 31, 1997         $29,289     $13,868      $429,700              $-       $(27,006)


The notes to consolidated financial statements are an integral part of these statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Yellow Corporation and Subsidiaries

PRINCIPLES OF CONSOLIDATION AND SUMMARY OF ACCOUNTING POLICIES

     The accompanying consolidated financial statements include the accounts of Yellow Corporation and its wholly-owned subsidiaries (the company). All significant intercompany accounts and transactions have been eliminated in consolidation. Management makes estimates and assumptions which affect the amounts reported in the financial statements and footnotes. Actual results could differ from those estimates.
     The company provides transportation services primarily to the less-than-truckload (LTL) market throughout North America. Principal operating subsidiaries are Yellow Freight System, Inc. (Yellow Freight), Preston Trucking Company, Inc. (Preston Trucking) and Saia Motor Freight Line, Inc. (Saia).
     Major accounting policies and practices used in the preparation of the accompanying financial statements not covered in other notes to consolidated financial statements are as follows:

- Cash includes demand deposits and highly liquid investments purchased with original maturities of three months or less. All other investments, with maturities less than one year, are classified as short-term investments and are stated at cost which approximates market.

- Fuel is carried at average cost. The company uses heating oil instruments to manage a portion of its exposure to fluctuating diesel prices. Currently under the heating oil swap and option agreements the company receives or makes payments based on the difference between a fixed and a variable price for heating oil. These agreements provide protection from rising fuel prices, but limit the ability to benefit from price decreases below the purchase price of the agreement. At December 31, 1997, the company had agreements on 45.8 million gallons at a fixed cost averaging $.59 per gallon over the next 12 months, representing 29% of total anticipated annual fuel usage. At December 31, 1996, the company had agreements on 31.4 million gallons at a fixed cost averaging $.54 per gallon over the next 11 months, representing 20% of total anticipated annual fuel usage. Based on quoted market prices, the fair value of the hedge position at December 31, 1997 and 1996, was $0.4 million below and $3.1 million above its purchase price. Gains and losses on the agreements are recognized as a component of fuel expense when the corresponding fuel is purchased. Hedge instruments are recorded at cost in fuel and operating supplies. This accounting is used for instruments designated as a hedge of anticipated fuel transactions. The effectiveness of the hedge is periodically evaluated. If the hedge is not highly effective or if the anticipated transaction is subsequently determined unlikely to occur, the unrealized gains and or losses accumulated are recognized immediately in earnings.

- Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on the following service lives:



                                                       Years
                                          Structures  10 - 40
                                   Revenue equipment   3 - 13
                   Technology equipment and software   2 -  5
                                               Other   3 - 10


- Maintenance and repairs are charged to operations currently; replacements and improvements are capitalized. When revenue equipment is traded, the basis of the new equipment is reduced when necessary, if the trade-in allowance exceeds the basis of the old equipment. The gain or loss for all other dispositions is reflected in other nonoperating (income) expense.

- The company's investment in technology equipment and software consists primarily of advanced customer service and freight management communications equipment and related software.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Yellow Corporation and Subsidiaries
continued

Principles of Consolidation and Summary of Accounting Policies Continued

- Claims and insurance accruals, both current and long-term, reflect the estimated cost of claims for workers' compensation, cargo loss and damage, and bodily injury and property damage not covered by insurance. These costs are included in claims and insurance expense except for workers' compensation which is included in employees' benefits expense.
     Reserves for workers' compensation are based upon actuarial analyses prepared by independent actuaries and are discounted to present value using a risk-free rate. The risk-free rate is the U.S. Treasury rate for maturities that match the expected pay-out of workers' compensation liabilities. The process of determining reserve requirements utilizes historical trends and involves an evaluation of claim frequency, severity and other factors. The effect of future inflation for both medical costs and lost wages is implicitly considered in the actuarial analyses. Adjustments to previously established reserves are included in operating results.

     At December 31, 1997 and 1996, estimated future payments for workers' compensation claims aggregated $144.5 million and $156.5 million. The present value of these estimated future payments was $124.5 million at December 31, 1997, and $130.0 million at December 31, 1996.

- Revenue is recognized on a percentage completion basis while expenses are recognized as incurred.

- The exercise of stock options under the company's various stock option plans gives rise to compensation included in the taxable income of the stock recipient and deducted by the company for federal and state income tax purposes. The compensation results from increases in the fair value of the company's common stock after the date of grant. The compensation is not recognized in expense in the accompanying financial statements. The related tax benefits increase capital surplus.

- Certain reclassifications have been made to the prior year consolidated financial statements to conform with current presentation.


DEBT AND FINANCING

At December 31, debt consisted of the following
(in thousands):


                                                               1997      1996
                                        Medium term notes  $114,000  $125,000
                                         Commercial paper         -    11,832
                             Industrial development bonds    23,850    26,600
                                 Capital leases and other     3,946     7,113
                                  Subordinated debentures    23,909    25,608
                                               Total debt   165,705   196,153
                                       Current maturities     2,625     3,661
                                           Long-term debt  $163,080  $192,492

Debt and Financing Continued

     The company has a four year $300 million unsecured credit agreement with a group of banks which expires September 24, 2001. The agreement may be used for short-term borrowings or for the issuance of standby letters of credit. Interest on borrowings is based, at the company's option, at a fixed increment over the London interbank offered rate or the agent bank's base rate. Under the terms of the agreement the company must maintain a minimum consolidated tangible net worth and total debt must be no greater than a specified ratio of earnings before interest, income taxes, depreciation and amortization, as defined. At December 31, 1997 and 1996, the company was in compliance with all terms of this credit agreement and its predecessor. At December 31, 1997, there were no borrowings outstanding, but $73 million of letters of credit had been issued under the agreement. There were no borrowings under this credit agreement or its predecessor in 1996.
     In 1996, the company entered into a $150 million, three year accounts receivable sales agreement with a major bank. The agreement involves the sale of accounts receivable to a wholly owned, special purpose corporation (SPC). The SPC in turn sells an undivided interest in a revolving pool of eligible receivables as funding is required. Under terms of the agreement, the SPC's assets are available to satisfy its obligations prior to any distribution to its shareholders. The company maintains responsibility for processing and collecting all receivables. Accounts receivable at December 31, 1997 and 1996, are net of $18.0 million and $45.0 million of receivables sold. Other, net nonoperating expense includes $2.5 million and $1.2 million of costs associated with this agreement in 1997 and 1996.
     The company maintains financing flexibility under the credit agreement and the accounts receivable sales agreement. Medium term notes and commercial paper maturing within one year, and intended to be refinanced, are classified as long-term. At December 31, 1997, no commercial paper was outstanding. The weighted average interest rate on commercial paper outstanding at December 31, 1996 was 6.0%. Medium term notes have scheduled maturities through 2008 with interest rates ranging from 5.7% to 9.3%.
     The company has loan guarantees, mortgages and lease contracts in connection with the issuance of industrial development bonds used to acquire, construct or expand terminal facilities. Interest rates on some issues are variable. Rates on these bonds and other debt currently range from 4.0% to 10.2%, with principal payments due through 2014.
     The subordinated debentures have an interest rate of 7.0% and are due in installments from 1998 to 2011.
     The principal maturities of long-term debt for the next five years follow:
1998 - $2,625,000, 1999 - $2,838,500, 2000 - $30,969,500, 2001 -$8,482,500,
2002 - $23,477,500.
     Based on the borrowing rates currently available to the company for debt with similar terms and remaining maturities, the fair value of total debt at December 31, 1997 and 1996, was approximately $169 million and $193 million.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Yellow Corporation and Subsidiaries
                                  continued

EMPLOYEE BENEFITS

     Certain subsidiaries provide defined benefit pension plans for employees not covered by collective bargaining agreements (approximately 30% of total employees). The benefits are based on years of service and the employees' final average earnings. The company's funding policy is to contribute the minimum required tax-deductible contribution for the year. The plans' assets consist primarily of U.S. Government and corporate fixed income securities and U.S. equities.
     The pension benefit obligation increased by $12.9 million in 1996 as the result of 130 employees electing an early retirement program described in the Special Charge note. The following tables set forth the plans' funded status and components of net pension cost (in thousands):


                                                           1997      1996
                          Funded status at December 31:
         Actuarial present value of benefits at current
            salary levels and service rendered to date:
                                        Vested benefits  $199,307  $179,196
                                    Non-vested benefits     1,059     1,178
                         Accumulated benefit obligation   200,366   180,374
          Effect of anticipated future salary increases    25,821    24,127
                           Projected benefit obligation   226,187   204,501
                              Plan assets at fair value   194,464   169,188
     Plan assets less than projected benefit obligation   (31,723)  (35,313)
                                  Unrecognized net gain   (17,992)   (4,240)
                   Unrecognized initial net asset being
                                amortized over 17 years   (13,283)  (15,670)
                       Pension cost accrued, not funded  $(62,998) $(55,223)


                                                     1997      1996      1995
                                 Net pension cost:
  Service cost - benefits earned during the period    $8,561    $9,469    $7,412
     Interest cost on projected benefit obligation    15,413    13,478    12,429
                      Actual return on plan assets   (33,092)  (20,669)  (27,205)
           Amortization of unrecognized net assets    (2,372)   (1,965)   (2,420)
                                      Net deferral    20,387     9,188    16,550
                                  Net pension cost    $8,897    $9,501    $6,766

Assumptions used in the accounting at December 31:
                                     Discount rate       7.3%      7.5%      7.5%
           Rate of increase in compensation levels       4.0%      4.0%      5.0%
                 Expected rate of return on assets       9.0%      9.0%      9.0%

Employee Benefits Continued

     The company contributes to multi-employer health, welfare and pension plans for employees covered by collective bargaining agreements (approximately 70% of total employees). The health and welfare plans provide health care and disability benefits to active employees and retirees. The pension plans provide defined benefits to retired participants. The company charged to expense and contributed the following amounts to these plans (in thousands):


                                                      1997      1996      1995
                                Health and welfare  $169,665  $166,124  $160,512
                                           Pension   171,518   152,440   142,906
                                             Total  $341,183  $318,564  $303,418


     Under current legislation regarding multi-employer pension plans, a termination, withdrawal or partial withdrawal from any multi-employer plan that is in an under-funded status would render the company liable for a proportionate share of such multi-employer plans' unfunded vested liabilities. This potential unfunded pension liability applies to the company's unionized competitors who contribute to multi-employer plans. Based on the limited information available from plan administrators, which the company cannot independently validate, the company believes that its portion of the contingent liability would be material to its financial condition and results of operations. The company's unionized subsidiaries have no intention of taking any action that would subject the company to obligations under the legislation.
     The company had a Stock Sharing Plan for employees of participating domestic affiliates not covered by collective bargaining agreements. In 1995 this plan merged into another company defined contribution plan.
     Certain subsidiaries also sponsor defined contribution plans, primarily for employees not covered by collective bargaining agreements. The plans principally consist of noncontributory profit sharing plans and contributory 401(k) savings plans. Company contributions to the profit sharing plans are discretionary and are determined annually by the Board of Directors of each participating company. Contributions for each of the three years in the period ended December 31, 1997, were not material to the operations of the company.
     The company and its operating subsidiaries each provide annual performance incentive awards to nonunion employees which are based primarily on actual operating results achieved compared to targeted operating results. Operating results in 1997 and 1996 include performance incentive accruals for nonunion employees of $25.9 million and $2.2 million. Performance incentive awards for a year are primarily paid in the first quarter of the following year.


STOCK OPTIONS

The company has reserved 3.6 million shares of its common stock for issuance to key management personnel of the company and its operating subsidiaries under three stock option plans. The plans permit three types of awards: grants of nonqualified stock options, grants of stock options

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Yellow Corporation and Subsidiaries
                                  continued

Stock Options Continued

coupled with a grant of stock appreciation rights and grants of restricted stock awards.
     In addition, the company has reserved 100,000 shares of its common stock for issuance to its Board of Directors. Under the plans, the exercise price of each option equals the market price of the company's common stock on the date of grant and the options expire ten years from the date of grant. The options vest ratably, generally over a period of four years.
     The company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its plans. Had compensation costs been recognized in accordance with Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation, the company would have reported (unaudited pro forma) a $50.4 million net income in 1997 and a $28.0 million net loss in 1996. Basic earnings per share (unaudited pro forma) would have been $1.78 and $1.00 in 1997 and 1996. The unaudited pro forma calculations, were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions.


                                                1997      1996
                            Dividend yield        -%       .5%
                       Expected volatility     36.6%     31.9%
                   Risk-free interest rate      6.1%      6.3%
              Expected option life (years)         3         5
                     Fair value per option     $6.98     $4.69


     At December 31, 1997 options on 49,760 shares were exercisable. No options were exercisable at December 31, 1996. The weighted average remaining contract life at December 31, 1997 and 1996 was 9.0 years and 9.5 years. There were no options granted in 1995 and there were no options outstanding at December 31, 1995. A summary of activity in the company's stock option plans is presented below.


                                                             Exercise Price
                                            Shares  Weighted
                                       (thousands)   Average      Range
     Outstanding at December 31, 1995            -        $-            $-
                              Granted        1,520     12.24  11.63- 14.00
                            Exercised            -         -             -
                            Cancelled          (10)    12.25  12.25- 12.25
     Outstanding at December 31, 1996        1,510     12.24  11.63- 14.00
                              Granted        1,386     21.73  14.38- 27.00
                            Exercised         (421)    12.10  11.63- 20.63
                            Cancelled         (100)    13.56  12.25- 24.05
     Outstanding at December 31, 1997        2,375     17.75  11.63- 27.00

SPECIAL CHARGE

     In the fourth quarter of 1996, the company's Yellow Freight subsidiary recorded a special charge of $46.1 million, or $28.3 million after taxes. The charge was the result of management and organizational changes designed to sharpen customer focus and improve profitability by reducing operating expenses. As part of these changes Yellow Freight was restructured into five geographic business units designed to decentralize responsibility for critical business processes. A summary of the major components of the charge and subsequent activity follows (amounts in thousands):


                                                 Year Ended December 31, 1997
                                           1996  Favorable   Paid or   Ending
                                         Charge  Revisions  Utilized  Balance
  Write down nonoperating real estate  $16,548       $960   $10,348   $5,240
          Write off computer software    8,359          -     8,359        -
             Early retirement program   13,731          -    13,731        -
        Company car program reduction    3,600          -     3,600        -
    Severance and organization design    3,900          -     3,716      184
            Total charge before taxes  $46,138       $960   $39,754   $5,424


     As part of the charge a total of 13 parcels of real estate were written down to their estimated fair values, as determined by independent appraisal, less selling costs. Marketing efforts continue on this nonoperating real estate. During 1997 five parcels written down in the charge to $10.2 million were sold for $11.2 million, utilizing a portion of the write down. The write off of computer software related to a portion of the freight management project that was determined to be impaired.
     In 1996, an early retirement program was announced that offered unreduced retirement benefits to employees over age 55 with at least 20 years of service. The early retirement program charges primarily represent the $12.9 million increase in the pension benefit obligation resulting when 130 employees elected this program.
     All company car reduction program costs were paid in cash in the first quarter of 1997.
     The severance and organization design costs related primarily to the layoff of 70 managerial and general office employees. Severance payments are expected to continue through the first quarter of 1998.
     Revisions to estimates in 1997 were reflected in 1997 nonoperating income.

Income Taxes

     The company accounts for income taxes in accordance with the liability method. Deferred income taxes are determined based upon the difference between the book and the tax basis of the company's assets and liabilities. Deferred taxes are provided at the enacted tax rates expected to be in effect when these differences reverse. Deferred tax liabilities (assets) are comprised of the following at December 31 (in thousands):


                                                                 1997               1996
                                       Depreciation             $92,542           $111,608
                                           Prepaids              15,108             17,711
                                  Employee benefits              38,201             32,842
                                            Revenue              35,835             19,188
                                              Other               6,924              9,511
                                  Gross liabilities             188,610            190,860

                               Claims and insurance             (74,751)          (81,261)
                                          Bad debts              (5,504)          (10,995)
                   NOL and AMT credit carryforwards              (3,770)           (9,492)
                                  Employee Benefits             (19,428)          (20,341)
                                            Revenue             (17,617)          (10,901)
                                              Other             (11,454)           (8,657)
                                       Gross assets            (132,524)         (141,647)

                                      Net liability             $56,086           $49,213

A reconciliation between income taxes at the federal statutory rate (35%) and the consolidated provision (benefit) follows:

                                                                 1997              1996             1995
      Provision (benefit) at federal statutory rate             $31,208          $(12,005)         $(15,757)
                            State income taxes, net               2,751            (1,352)           (1,592)
                    Nondeductible business expenses               2,594             2,431             3,103
                      Foreign tax rate differential                 599               688             1,082
             Repatriation of Canadian earnings, net                 400             3,169                 -
                                         Other, net                (822)              (52)           (1,735)
                     Income tax provision (benefit)             $36,730           $(7,121)         $(14,899)
                                 Effective tax rate               41.2%            (20.8)%          (33.1)%



Income Taxes Continued

The income tax provision (benefit) consists of the following (in thousands):

                                                                 1997               1996             1995
                                           Current:
                                       U.S. federal             $21,895             $8,639         $(40,370)
                                              State               4,976              7,588           (7,094)
                                            Foreign               2,350              3,133            2,924
             Current income tax provision (benefit)              29,221             19,360          (44,540)
                                          Deferred:
                                       U.S. federal               8,253            (16,715)          24,703
                                              State                (744)            (9,668)           4,645
                                            Foreign                   -                (98)             293
            Deferred income tax provision (benefit)               7,509            (26,481)          29,641
                     Income tax provision (benefit)             $36,730            $(7,121)        $(14,899)
    Based on the income (loss) before income taxes:
                                           Domestic             $84,162           $(41,007)        $(51,120)
                                           Foreign                5,003              6,706            6,099
                 Income (loss) before income taxes              $89,165           $(34,301)        $(45,021)

EARNINGS PER COMMON SHARE

The following reconciles basic to diluted earnings per share (amounts in thousands except per share data):


                                                                    Average    Earnings
                                                      Earnings  Incremental       (Loss)
                                                       (Loss)        Shares   Per Share
                                              1997
                                             Basic     $52,435      28,267       $1.86
                        Effect of dilutive options           -         428        (.03)
                                           Diluted     $52,435      28,695       $1.83
                                              1996
                                             Basic    $(27,180)     28,110       $(.97)
                        Effect of dilutive options           -          34           -
                                           Diluted    $(27,180)     28,144       $(.97)

Earnings Per Common Share Continued

     There were no options outstanding in 1995. The impacts of certain options were excluded from the calculation of diluted earnings per share because average exercise prices were greater than the average market price of common shares. Data regarding those options is summarized below:

                                                        1997       1996
Weighted average shares outstanding (in thousands)         331        76
                   Weighted average exercise price     $24 1/4   $13 3/8


BUSINESS SEGMENTS

The following table summarizes the company's operations by business segment (in thousands):


                                                                     Corporate,
                                                 NE          SE      Other and
                                National   Regional    Regional   Eliminations   Consolidated
                         1997
            Operating revenue  $2,538,219  $450,454     $311,167     $49,028     $3,348,868
Income (loss) from operations      82,728        54       19,600      (3,651)        98,731
          Identifiable assets     959,034   161,947      180,994     (31,163)     1,270,812
    Capital expenditures, net      38,942     7,939       26,742      13,882         87,505
                 Depreciation      81,842    10,793       14,980      11,403        119,018

                         1996
            Operating revenue  $2,357,674  $417,558     $264,318     $33,000     $3,072,550
Income (loss) from operations     (10,017)   (5,766)      10,830      (8,562)       (13,515)
          Identifiable assets     930,681   155,351      159,116     (17,341)     1,227,807
    Capital expenditures, net      15,859     3,193       21,953       5,353         46,358
                 Depreciation      94,468    11,349       14,180      10,101        130,098

                         1995
            Operating revenue  $2,363,583  $411,238     $209,623     $72,196     $3,056,640
Income (loss) from operations      (1,729)   (5,952)       7,805     (21,712)       (21,588)
          Identifiable assets   1,073,132   165,261      146,144      50,360      1,434,897
    Capital expenditures, net      74,938    19,646       28,185      17,485        140,254
                 Depreciation     103,020    11,629       11,858       8,758        135,265

COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES

     The company leases certain terminals and equipment. At December 31, 1997, the company was committed under noncancelable lease agreements requiring minimum annual rentals payable as follows: 1998 - $27.3 million, 1999 - $20.1 million, 2000 - $9.8 million, 2001 - $3.8 million, 2002 - $2.7 million and thereafter, $8.8 million.
     Projected 1998 net capital expenditures are $164 million, of which $24 million was committed at December 31, 1997.
     Various claims and legal actions are pending against the company. It is the opinion of management that these matters will have no significant impact upon the financial condition or results of operations of the company.
     In December 1997, the company's Board of Directors authorized the repurchase of shares of the company's outstanding common stock with an aggregate purchase price of up to $25 million. During December 1997, the company repurchased 420,500 shares for $9.4 million. Through January 31, 1998, 520,500 shares had been repurchased for $11.8 million at an average price of $22.75 per share.
     The current labor agreement with the Teamsters expires March 31, 1998. Yellow Freight, as a member of a group representing a number of major motor carriers in labor contract negotiations, reached a five-year agreement with the Teamsters in February 1998, subject to ratification. Preston Trucking bargains
independently.   Preston Trucking currently operates under a wage concession agreement with the Teamsters which expires March 31, 1998, and currently provides for an 8.9 percent reduction from full scale wages. Preston Trucking requires a continued substantial reduction in order to effectively compete, the specific terms of which will be subject to separate negotiation and ratification.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Yellow Corporation:

     We have audited the accompanying consolidated balance sheets of Yellow Corporation (a Delaware corporation) and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yellow Corporation and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP
Kansas City, Missouri
January 28, 1998

                          SUPPLEMENTARY INFORMATION
                     Yellow Corporation and Subsidiaries

QUARTERLY FINANCIAL
INFORMATION (UNAUDITED)
(Amounts in thousands except per share data)


                                        First    Second     Third    Fourth
                                      Quarter   Quarter   Quarter   Quarter

                               1997                 (a)
                  Operating revenue  $785,144  $844,437  $882,187  $837,100
             Income from operations    15,172    27,075    36,491    19,993
                         Net income     6,501    13,975    20,058    11,901
           Basic earnings per share       .23       .50       .71       .42
                               1996        (b)                           (c)
                  Operating revenue  $741,678  $759,285  $790,444  $781,143
      Income (loss) from operations    (8,151)    8,414    24,095   (37,873)
                  Net income (loss)   (14,251)    2,019     8,939   (23,887)
    Basic earnings (loss) per share      (.51)      .07       .32      (.85)


(a) Includes $5.6 million of before-tax costs to implement a change of operations.
(b) Includes a nonrecurring charge to the income tax provision of $6.7 million related to a dividend from Canadian operations. Also includes the effect of unusually severe winter weather which caused business disruptions and higher operating expenses.
(c) Includes a special charge of $28.3 million after taxes resulting from the write down of certain nonoperating real estate and computer software assets, an early retirement program, the reduction of a company car program and other organizational design impacts, primarily severance. Also includes a $3.5 million foreign tax credit benefit.

COMMON STOCK

     Yellow Corporation's stock is held by approximately 2,900 shareholders of record. The company's only class of stock outstanding is common stock, traded in over-the-counter markets. Trading activity averaged about 306,000 shares per day during the year, up from 195,000 shares per day in 1996. Prices are quoted by the National Association of Securities Dealers Automatic Quotation National Market System (NASDAQ-NMS) under the symbol YELL.
     The company's quarterly dividend was suspended on July 20, 1995 and has not been reinstated as of December 31, 1997.
     The high and low prices at which Yellow Corporation common stock traded for each calendar quarter in 1997 and 1996 follow:

                                             High         Low
                                   1997
                               March 31          19       14 1/8
                                June 30      24 3/8       17 1/4
                           September 30      34 1/8           22
                            December 31      33 3/8           21

                                   1996
                               March 31      13 5/8       10 1/4
                                June 30      13 3/4       10 3/4
                           September 30      14 1/8       12 1/8
                            December 31      16 3/8       11 5/8

The Future

Our focus is
on the possible.
On fanatical
service, on
cutting-edge
technology and
exemplary employee
efforts. These
are the ingredients
that strengthen an
image, build security
and deliver
shareholder value.

[LOGO]

Senior officers

Yellow Corporation

A. Maurice Myers
Chairman of the Board,
President and
Chief Executive Officer

William F. Martin, Jr.
Senior Vice President
Legal/Corporate Secretary

H.A. Trucksess, III
Senior Vice President
Finance/Chief Financial
Officer and Treasurer

Samuel A. Woodward
Senior Vice President
Operations and Planning


Yellow Freight System, Inc.

William D. Zollars
President


Preston Trucking Company, Inc.

David J. Letke
President


Saia Motor Freight Line, Inc.

Jimmy D. Crisp
President


WestEx, Inc.

Frank E. Myers
President


Yellow Services, Inc.

Thomas L. Smith
President

Board of Directors
Yellow Corporation

A. Maurice Myers
Director since 1996
Chairman of the Board
President and Chief Executive
Officer of the Company

Klaus E. Agthe
Director since 1984
Retired Director and
North American Liaison
of the VIAG Group

Cassandra C. Carr
Director since 1997
Senior Executive Vice President
of Human Resources of
SBC Communications, Inc.

Howard M. Dean*
Director since 1987
Chairman and Chief Executive
Officer of Dean Foods Company

David H. Hughes*
Director since 1973
Retired Vice Chairman
of Hallmark Cards, Inc.

Ronald T. Lemay
Director since 1994
Vice Chairman, President and
Chief Operating Officer of
Sprint Corporation

John C. McKelvey
Director since 1977
President and Chief Executive
Officer of Midwest Research Institute

William L. Trubeck*
Director since 1994
Senior Vice President-Finance
and Chief Financial Officer of
International MultiFoods, Inc.

Carl W. Vogt*
Director since 1996
Senior Partner of Fulbright &
Jaworski, L.L.P.

William F. Martin, Jr.
Secretary to the Board

*Member, Audit Committee

[PICTURE OF BOARD OF DIRECTORS]

Left to right: William L. Trubeck, John C. McKelvey, Ronald T. LeMay, Cassandra C. Carr, Carl W. Vogt,
A. Maurice Myers, Howard M. Dean and Klaus E. Agthe.
Not pictured; David H. Hughes.

Yellow Corporation
P.O. Box 7563
Overland Park, KS 66207
913.696.6100
http://www.yellowcorp.com

Independent Public Accountants
Arthur Andersen LLP
Kansas City, MO

Transfer Agent and Registrar
ChaseMellon Shareholder Services, L.L.C.
P.O. Box 3315
So. Hackensack, NJ 17606
800.851.9677
http://www.chasemellon.com

Annual Meeting
April 16 at 9:30 A.M.
Kansas City Marriott Downtown
200 West 12th Street
Kansas City, MO 64105

10-K Report
Please write to: Treasurer,
Yellow Corporation
or see our web site

[LOGO]
P.O. Box 7563 o Overland Park, KS 66207 o http://www.yellowcorp.com Printed in the U.S.A. #505